Exhibit 99.6

CREDIT : GROUP
SUISSE :
                                                       CREDIT SUISSE GROUP
                                                       P.O. Box 1
                                                       CH-8070 Zurich
                                                       Telephone  +41-1-333 8844
                                                       Fax        +41-1-333 8877



Credit Suisse Group Extraordinary General Meeting
-------------------------------------------------


Shareholders approve all proposals


Zurich, 29 September 2000 - Credit Suisse Group's shareholders have approved all the proposals put before them by the Board of Directors at the company's Extraordinary General Meeting. The main topics at the meeting were the acquisition of Donaldson, Lufkin & Jenrette, and the expansion of Credit Suisse Group's employee participation scheme.

In connection with the acquisition of Donaldson, Lufkin & Jenrette (DLJ), which was announced at the end of August 2000, Credit Suisse Group's Board of Directors proposed to the Extraordinary General Meeting of 29 September 2000 that it create a maximum of CHF 600 million of approved capital. The board also proposed the creation of a maximum of CHF 240 million of conditional capital to facilitate the exchange of existing DLJ employee share options into Credit Suisse Group share options. The extent to which this conditional capital will be used depends on how many options are exercised prior to the completion of the transaction. Both proposals were approved with large majorities.

The acquisition price for DLJ, before addressing the DLJ employee stock options, comes to CHF 19.7 billion. Approximately half of the acquisition price will be paid for in cash, and half in shares. The cash portion of the acquisition price will increase in line with the amount of options exercised.

With reference to the planned expansion of the employee participation scheme, the General Meeting also approved an increase in the existing conditional capital from the current CHF 120 million to a maximum of CHF 240 million.

For further information

Media Relations            Tel. +41-1-333 8844 / Fax +41-1-333 8877
Investor Relations         Tel. +41-1-333 4570 / Fax +41-1-333 2587

The speeches given by Lukas Muhlemann and Richard E. Thornburgh can be accessed at www.credit-suisse.com.


LEGAL INFORMATION

Holders of DLJ securities should read the Tender Offer Statement on Schedule TO, as amended, filed by Credit Suisse Group, as it contains important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO, as amended, and other filed documents, for free from the US Securities and Exchange Commission's website http://www.sec.gov.